VIA ELECTRONIC EDGAR FILING

Russel Mancuso, Esq.

Legal Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In re:	BioSculpture Technology, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
File No. 024-10576
Filed August 5, 2016

Dear Mr. Mancuso:	August 15, 2016

In response to your comment letter of August 12, 2016, using the same headings and numbering therein, pleased be respectfully advised regarding the above-captioned matter in which we have complied with your three comments as follows.

Offering Circular

Plan of Distribution, page 16

1.	The plan of distribution has been clarified to reflect that not only is the firm with which Ms. Salerno affiliated not participating in the offering, but furthermore it is only licensed to participate in private placements, not in the public offerings of new securities. More importantly, Exhibit 6.8 is included to show that Ms. Salerno had been “Chinese walled” off from participating in the sale of any securities to specifically address Exchange Act Rule 3a4-1(a)(3). The references on both page 17 and page 18 have been redirected to this Exhibit. Additions are underlined and deletions are denoted by strikethrough in the two amended paragraphs.

Also with regard to Exchange Act Rule 3a4-1(a) (2) and (3), Ms. Salerno, C.F.O., ~~will receive no proceeds from the Offering, other than salary from the Company as indicated.~~ has been excluded by the Board of Directors from participating in sales of securities as evidenced by Exhibit 6.8. She will receive no proceeds from the Offering but will receive a salary from the Company for services unrelated to security sales. She is associated with a broker dealer licensed only to participate in the sales of private securities and not in the public offering of new securities. That broker dealer is not participating in this Offering. Her affiliation with the Company appears as an outside business activity on her U-4, ~~and the broker dealer’s acquiescence with her compensation by the Company is confirmed by a letter from that broker dealer’s Compliance Officer that appears in the Appendix.~~ evidencing the broker dealer’s acquiescence with her outside business activity.

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BioSculpture Technology, Inc.

August 15, 2016

Use of Proceeds, page 18

Also with regard to Exchange Act Rule 3a4-1(a)(2) and (3), Ms. Salerno, C.F.O. ~~will receive no proceeds from the offering other than salary from the Company as indicated~~ is forbidden from participating in security sales of the Offering, as evidenced by Exhibit 6.8. She will receive a salary from the Company for services unrelated to security sales. ~~She is associated with a broker dealer that is not participating in this Offering. Acquiescence of her affiliation with the Company and her compensation as an outside business activity by that broker dealer’s Compliance Officer appears in the Appendix~~

Projections, page 27

2.	A chart of PRODUCT DEVELOPMENT TARGET TIMELINES BASED ON A $5,000,000 GROSS FUNDING BY DECEMBER 31, 2016 was added on page 28 for clarity and to emphasize the dependence of sales of each product upon regulatory approval, regulatory approval in turn upon product development, and product development in turn upon funding, which cannot be quantized more accurately than quarters at this point in time. Revenues and sales projections are dependent upon attaining these milestones which management believes are reasonable targets.

The following paragraphs were added or amended to clarify how management determined what it believes is a reasonable basis that it may meet those target timelines, elaborate on the underlying assumptions in greater detail together with their limitations and interrelations, particularly with regard to receipt of Offering proceeds, regulatory approvals, sales, growth rates, and usage, and to emphasize the risk factors relating to those assumptions. Additions are underlined and deletions are denoted by strikethrough.

BioSculpture Technology, Inc.

August 15, 2016

The number of bariatric procedures per surgeon was ~~conservatively~~ estimated at only two per month. One consumable device, with an estimated sale price of $1,700 and a projected 81% profit margin, will be used in each endoscopic visceral lipectomy procedure.

* * *

Although substantially greater growth may be anticipated in 2019 once efficacy claims have been substantiated and insurance reimbursement possible, we ~~conservatively~~ projected just the same 20% growth.

* * *

The reasonable basis for the time and cost estimates required to develop each product from its present working prototype state into a manufactureable product is based upon much it shares in common with Airbrush® Liposculptor II System in production with 510(k) approval and how much they have in common with one another. Rather than actuating the new hand pieces with pressurized gas, we’ll do it electromechanically, eliminating pneumatic components.

The Intellimotion® Controller which powers the Airbrush® Liposculptor II hand piece will first have a power supply upgrade and a small interface board will to allow it to power all three of the new hand pieces. The first and most important hand piece for development is the EVL® hand piece; that development can begin almost simultaneously with the Controller upgrade. Sharing several parts in common, and benefiting from knowledge learned in EVL® development, the next hand piece is Airbrush® Liposculptor IIE, the electrical version of the current pneumatic Airbrush® Liposculptor II. Receipt of Offering funds permitting, Airbrush® Liposculptor IIE development can parallel track EVL® shortly after development of the latter is begun.

Receipt of Offering funds permitting, Airbrush® Liposculptor III hand piece development can parallel track development of Airbrush® Liposculptor IIE. As the Airbrush® fat autograft collectors are meant to be integrated with Airbrush III, development will logically accompany or follow development of that hand piece when Offering monies allow. Please see, High Degree of Risk on page 6.

Management’s estimates of the time required for regulatory approvals is reasonably based on lack of substantial change to the Intellimotion® Controller and “substantial equivalence” of current hand piece designs to our past designs, particularly with regards to the patient and surgeon interface. EMERGO reported the average time for an FDA approval of a Class II device in 2015 was 172 days by the FDA and 72 days by a Third Party Reviewer. The greater similarity and the less changed as management believes is the case for the Intellimotion® upgrade and the new hand pieces, the more reasonable it is to expect 510(k) clearance and expect it to be on the short side of that average. The company chose the Independent Reviewer pathway last time, and Offering proceeds permitting, anticipates opting for it again. Please see RISK FACTORS, Medical Technology and Device Industry Risks on page 7.

BioSculpture Technology, Inc.

August 15, 2016

Before the Company can market EVL® as a device specifically for visceral lipectomy and even more specifically for the treatment of obesity, metabolic syndrome and type 2 diabetes mellitus, it will require additional FDA submission(s) that may include clinical studies or a premarket approval (“PMA”) which is a substantially more expensive and lengthy approval process than a 510(k). Please see RISK FACTORS, Regulatory Approvals on page 8.

Sales projections are based upon Management’s evaluation of the present market, sales and pricing of similar products, current popularity of liposuction and bariatric procedures and trends. As the management is projecting an advertising budget pegged at 20% of gross sales and coupling that with 5% promotional incentives, Management believes it has a reasonable basis for generating the projected unit sales and revenues based on product benefits compared to competing designs. However there is no assurance customers will share Management’s opinion or of customer base acceptance. Please see RISK FACTORS, Customer Base Acceptance, on page 9 and Competition, on page 10.

* * *

Per procedure usage of consumables (two per month) was chosen as a deliberately low estimate based on Management’s knowledge of liposuction and bariatric procedure popularity, trends, and frequency of those surgeries in Dr. Cucin’s own practice and the practices of his friends and associates. A flat 20% growth projection was made to match the advertising budget and avoid dependence on exactly when insurance reimbursement might be obtained to increase the availability of the procedure.

* * *

We ~~conservatively~~ forecast 24 annual liposuctions or bariatric surgeries per surgeon per year, i.e. two surgeries a month. We forecast only one consumable per liposuction or visceral fat aspiration procedure for all years.

* * *

We forecast a ~~conservative~~ 20% annual sales growth, a buy/try conversion ratio of 31% equivalent to that surveyed for comparable devices and experience with sales of Airbrush® Liposculptor II, and an international/domestic unit sales ratio of 50% in 2017 growing to 100% in 2019 and beyond as typical of most American device manufacturers.

BioSculpture Technology, Inc.

August 15, 2016

Management’s Discussion and Analysis . . . page 30

3. Disclosures were added with regard to liquidity and capital resources to clarify the material terms of the lines of credit, amount outstanding, remaining capacity and interest rates on page 32. Additions are underlined and deletions are denoted by strikethrough.

The Company’s current capital resources are limited~~,~~.~~.~~ There is a Related Party Note Payable which mainly represents the C.E.O.’s Personal Guarantee on three bank revolving credit lines. It allows the Company to borrow with a weighted effective interest weight of 5.24%. The lines have no remaining capacity. As of August 1, 2016, the amounts outstanding and current interest rates are as follows:

Interest Rate	Credit Line	Amount Outstanding
5.67%	CHASE PG	$208,361.57
3.50%	CITIBANK,PG	$60,329.75
14.99%	BA, PG	$58,436.56
0.00%	Direct	$106,052.70
	Total Note due R. Cucin	$433,180.58
Weighted Effective Rate: 5.24%

Upon a fully subscribed Offering, as indicated in the Use of Proceeds to Issuer on page 17, The Company envisions paying down approximately $467,306 of Company indebtedness, and as is good business practice paying down the highest interest rate debt and debt to unrelated parties first. As that debt includes a Note Payable of $80,680.03 for tooling financing to an unrelated party (also secured by Dr.Cucin’s Personal Guaratee), that debt will be discharged before any zero interest debt to a Related Party will be repaid, leaving a possible $67,864.66 that may be paid directly to Dr. Cucin as a partial repayment of his interest free Note, if and only if the Offering is fully subscribed and it can be done without compromise to effectuating the Company’s business plan. That interest free Note represents Dr. Cucin’s long-term investment in the Company and need not be repaid until such time as the Company is able to do so without compromise to enactment of its business plan.

~~and its~~ The Company’s ability to continue as a going concern is dependent upon a successful Offering and the successful introduction of its new products. The Company believes a well subscribed Offering will provide sufficient funds to make that possible.

Attached please find the Amended filing. Please contact me for any additional information or questions. Hoping the above is sufficient for your purposes of reviewing and qualifying our offering, I remain,

BioSculpture Technology, Inc.

August 15, 2016

Respectfully,

/s/ Robert L. Cucin, MD
Robert L. Cucin, M.D.
C.E.O.